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02037365

PROCESSED
JUN 1 1 2002
THOMSON
FINANCIAL

P.S
5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 2 3 2002

For the month of May, 2002

VI GROUP plc
(Translation of registrant's name into English)

The Mill, Brimscombe Port, Stroud, Gloucestershire GL 5ZQG, U.K.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

I. Purpose of Filing

The purpose of this report on Form 6-K by VI Group plc (the "Registrant") is to make public in the United States the announcement of additional funding released and the appointment of non-executive director of the Company.

10 May 2002

For immediate release

VI GROUP plc

Notification of shareholdings

Following the placing announced on 7 May 2002, the following shareholdings fall to be announced under Rule 15 of the AIM Rules:

Name	Number of Ordinary Shares	Percentage of Issued Share Capital
Managed by Friends Ivory & Sime plc (Held in name of Chase Nominees)		
Baronsmead VCT Plc	1,600,000	4.44
Baronsmead VCT 2 Plc	2,325,582	6.46
Baronsmead VCT 3 Plc	1,395,349	3.87
Total	**5,230,931**	**14.78**
Managed by Rathbones Investment Management (Held in name of Rathbone Nominees Limited)		
Pennine AIM VCT plc	948,840	2.63
Pennine AIM VCT II plc	948,840	2.63
Pennine Downing AIM VCT plc	697,680	1.94
Pennine Downing AIM VCT 2 plc	1,162,780	3.23
Total	**3,758,140**	**10.44**
(Held in name of BWD Rensburg Nominees)		
Capital for Companies plc	1,000,000	2.78
BWD AIM VCT plc	1,790,698	4.97
Total	**2,790,698**	**7.75**
Artemis AIM VCT plc	2,325,582	6.46
Noble Enterprise VCT	1,330,233	3.69
Guinness Flight VCT plc	1,762,791	4.90
Proven VCT plc	1,162,791	3.23

For further information please contact:

Peter Wharton, Finance Director Tel: 01453 732900
VI Group plc

VI Group plc

Placing

Further to the announcement on 11 April 2002, VI Group plc (the "Company" or "VI"), is pleased to announce that the resolutions proposed at the Extraordinary General Meeting held earlier today were passed, and that the Company has therefore completed the placing of 12,325,584 ordinary shares of 0.5p each at a placing price of 21.5p, raising £2.65 million before expenses.

In addition, the Company has placed a further 2,325,582 ordinary shares of 0.5p each at the placing price of 21.5p, raising an additional £0.5 million before expenses.

Application has been made to the London Stock Exchange for the Admission of the total number of 14,651,166 new shares to trading on the Alternative Investment Market and dealings are expected to commence on 8th May 2002.

For further information please contact:

Don Babbs, Chief Executive
Peter Wharton, Finance Director — Tel: 01453 732 900
VI Group plc

Thursday 16th May 02

VI Group plc

Appointment of Non-executive Director

VI Group plc, one of the leading suppliers of CAD/CAM software to the mould and die sector, announces today the appointment of Ivy Lindstrom Frederick (aged 43) as a non-executive director with immediate effect.

Mrs Fredericks is Managing Director, Corporate Finance of Westminster Securities Corporation in New York and has 20 years experience in the investment banking industry with several firms including Ambient Capital, KPMG and Kidder Peabody.

Commenting on the appointment, Stephen Palframan, Non-executive Chairman commented:

"Ivy brings a wealth of corporate finance experience to VI, particularly in the US. We are looking forward to working with Ivy, as we continue to expand our business operations both in the USA and internationally."

For further information:

Tel: 01453 732 900

Peter Wharton, Finance Director

VI Group plc

Dominic Barretto
Merlin Financial
Tel: 020 7606 1244

Mrs Fredericks has not held any other directorships in the past five years.

Mrs Fredericks has not been a partner in any partnership or director of any company at the time or within 12 months preceding its compulsory liquidation, administration or partnership or company voluntary arrangement.

Mrs Fredericks has no unspent convictions, has not been declared bankrupt nor has she been the subject of an individual voluntary arrangement. She has not been the subject of public criticism by any statutory or regulatory authority and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VI GROUP plc

By: ______________________

Elliot I. Miller

Director and Deputy Chairman

of VI Group plc.

Date: May 22, 2002